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SEC FILE NUMBER
8-50831

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2023 (MM/DD/YY) AND ENDING December 31,2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Morgan Wilshire Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

APR 02 2024

59 Hilton Avenue Suite 101

(No. and Street)

Washington, DC

Garden City	NY	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Finnan	516-622-3100	mikef@morganwilshire.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer LLC

(Name – if individual, state last, first, and middle name)

1600 Hwy 6 Suite 100	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

7/14/2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Morgan Wilshire Securities, Inc., as of 4-1, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

[signature]
Notary Public

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4850032
Qualified in Nassau County
Commission Expires Jan. 20 26

SEC Mail Processing
APR 02 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Morgan Wilshire Securities, Inc.
Statement of Financial Condition
As of December 31, 2023

ASSETS		
Cash and cash equivalents	$	80,202
Clearing deposit		75,000
Short term investments		123,269
Clearing broker receivable		510,044
Other Assets		6,089
TOTAL ASSETS	$	794,604
LIABILITIES & EQUITY		
Liabilities		
Payroll Payable	$	518,154
Accounts Payable		130,590
Total Liabilities		648,744
Commitments and Contingencies		-
Equity		
Capital Stock		29
Additional paid in capital		1,172,780
Accumulated deficit		(1,026,949)
Total Equity		145,860
TOTAL LIABILITIES & EQUITY	$	794,604

The accompanying notes are an integral part of these financial statements.

Morgan Wilshire Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2023

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Organization

Morgan Wilshire Securities, Inc., (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of Delaware. The Company is an introducing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission. The Company, as an introducing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claim of general creditors as of December 31, 2023.

Description of Business

The Company, located in Garden City, New York, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Correspondent Services.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

The carrying amount of cash and cash equivalents approximate their fair value because of the short-term maturity of these investments. Deposit Accounts represent accounts held at RBC Custody & Clearing (RBC). RBC is Morgan Wilshire Securities, Inc.'s (MWIL) clearing firm and these balances are cash positions.

Janney Montgomery Account represents an account held by MWIL at Janney Montgomery Scott LLC. The balance held in this account as of December 31, 2023, is a cash position.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company receives commissions on the purchase and sales of securities made on behalf of its customers. Securities include equities, corporate fixed-income, municipal fixed-income, equity options

and mutual funds. Additionally, the Company receives revenue from customers in the form of advisory and administrative fees, interest payments, dividends and rebates, and 12b-1 fees. Revenue from the purchase and sale of mutual funds were recognized at the point in time the purchase and sale were made. Revenue from interest payments, dividends and rebates were recognized at the point in time the interest, dividend or rebate was received. Revenue from advisory fees and administrative fees were recognized at the point in time the service was provided. Revenue from 12b-1 fees were recognized over a period of time.

Leases

In 2022 the Company adopted ASU 2016-02 (Topic ASC 842) Leases, which requires a lessee to recognize a lease asset and a lease liability for operating lease arrangements greater than 12 months. The Company had no leases over 12 months in 2023.

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables. All of the Company's cash is held at high credit quality financial institutions. The Company regularly monitors receivable balances for collection.

New Accounting Pronouncements

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company adopted as of January 1, 2023, and notes no credit losses as of December 31, 2023.

NOTE C – REGULATORY REQUIREMENTS

Net Capital Requirements
Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023 the Company had net capital of $133,809 which was $33,809 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 484.83%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Possession and Control Requirements
The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2023, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

At the statement date, the firm was not involved in any open arbitration proceedings.

NOTE E – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities according to the Consolidated Quotation System as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash and cash equivalents, certificates of deposit, US Treasury Securities and accounts payable.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Short-Term Investments

Trading securities are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with realized gains and losses included in earnings. Unrealized gains and losses are included in other expenses on the statement of operations earnings and recorded at the end of each month. Realized gains and losses are included in gain in investment on the statement of operations earnings and recorded upon sale of securities.

During the year the realized gain was $0 and the unrealized gain was $2,736.

	Level 1	Level 2	Level 3	Total
Marketable Securities	$ 123,269	$ -	$ -	$ 123,269
Totals	$ 123,269	$ -	$ -	$ 123,269

NOTE F- OCCUPANCY COST

The Company leases its office spaces under an operating lease paid on a month-to-month basis.

NOTE G – TYPES OF REVENUE

Commission fees	$	3,643,708
Purchase and sales of mutual funds		47,998
Dividends, interest and rebates		156,657
Advisory and administrative fees		1,308,865
Revenue from 12b-1 fees		37,963
Gain on short term investments		2,736
Total Revenue	$	5,197,567

NOTE H – SBA PPP & EID LOANS

The Company applied for, and received, funds under the Paycheck Protection Program (the "PPP Loan") in the amount of $354,150. The Company received the loan proceeds on or around August 6, 2020. The receipt of these funds, and the forgiveness of the loan attendant to these funds, was dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its adherence to the forgiveness criteria. On June 2, 2021 the Company was notified by the SBA that $271,691.03 in principal and $2,225.63 in interest for the PPP Loan had been approved in the Company's Forgiveness Application and remitted to the bank. On November 10, 2021 the Company made a $35,000 principal payment further reducing the outstanding PPP Loan balance. In 2023 the Company paid $13,589 in principal and interest related to the PPP Loan. The outstanding balance of the PPP Loan as of December 31, 2023, was $0.00.

The PPP Loan was used to retain the Company's employees and allow them to be able to continue to provide essential services for the customers of the Company. Proceeds of the PPP Loan was also used for other purposes permitted under applicable terms of the PPP.

NOTE I -DEPOSIT ACCOUNT

The Company has two deposit accounts, required by their clearing broker, to hold a cash balance for the day-to-day running of the Company and for their trading account. The total balance as of December 31, 2023, of the two accounts was $75,000.

NOTE J - CLEARING BROKER RECEIVABLE

The Company, clears all transactions on behalf of the customers on a fully disclosed basis through clearing broker RBC, At December 31, 2023, the amount receivable from RBC totaled $510,044 consisting of fees and commissions earned and collected on securities transactions for the Company.

NOTE K – SEP (Simple Employee Pension Plan)

The Company has an SEP. plan, which makes contributions to four employees. During the year ended December 31, 2023, the board approved contributions of $183,159, included in payroll payable as of December 31, 2023.

NOTE L – EQUITY

During the year ended December 31, 2023 the Company made distributions to stockholders of $305,750, and received contributions of $58,500.

Common Stock

As of December 31, 2023 the Company had 1,000 authorized and 290 shares issued with a par value of $0.10.

NOTE M -SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 28, 2024. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.